Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 27, 2008, relating to the consolidated financial statements and financial statement schedule of UAL Corporation (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company’s emergence from bankruptcy, changes in accounting for share based payments, and the method of accounting for and the disclosures regarding pensions and postretirement benefits), and the effectiveness of UAL Corporation’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of UAL Corporation for the year ended
December 31, 2007.

/s/ Deloitte & Touche LLP
Chicago, Illinois
May 16, 2008